SECURIT[IES AND EXCHANGE COMM]ISSION

04001500

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 18463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: **CHEEVERS, HAND & ANGELINE, INC.** (11 006578)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 WASHINGTON AVENUE
(No. and Street)

ENDICOTT	**NEW YORK**	**13760**
(City)	(State)	(Zip Code)

RECEIVED FEB 23 2004 PROCESSING SECTION D.C. 181

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARY SERBONICH **(607) 754-7550**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name - if individual, state last, first, middle name)

135 DEWITT STREET	**SYRACUSE**	**NEW YORK**	**13203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, John E. Cheevers, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cheevers, Hand & Angeline, Inc. as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President
Title

2/18/04
Notary Public

MARY A. SERBONICH
Notary Public, State of New York
Reg. No. 01SE4895660
Qualified in Broome County
Commission Expires June 1, 20 07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (Exemption).
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SPIC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.
- ☐ (p) Schedule of proposed capital withdrawals.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHEEVERS, HAND & ANGELINE, INC.

ENDICOTT, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders
Cheevers, Hand & Angeline, Inc.
Endicott, New York

We have audited the accompanying statement of financial condition of Cheevers, Hand & Angeline, Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Cheevers, Hand & Angeline, Inc. as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Evans and Bennett LLP
Certified Public Accountants

Syracuse, New York
January 16, 2004

CHEEVERS, HAND & ANGELINE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash (Note 1)	$ 349,298
Cash - Segregated under regulations (Note 1)	0
Accounts receivable (Note 2)	36,997
Securities (Note 1)	20,100
Property and equipment - net (Notes 1 and 3)	32,022
Intangible assets - net (Notes 1 and 4)	65,258
Cash value - life insurance	15,387
	$ 519,062

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 32,783
Accrued expenses	15,430
Total liabilities	48,213
Stockholders' equity:	
Common stock - no par - 20,000 shares authorized, 100 shares issued, 75 shares outstanding	39,698
Paid-in capital	281,013
Retained earnings	298,323
Totals	619,034
Treasury stock - 25 shares at cost	(148,185)
Total stockholders' equity	470,849
	$ 519,062

A copy of the most recent annual report Form X-17a-5 is available for examination and copying at the principal office of the firm in Endicott, New York, as well as at the offices of the Securities and Exchange Commission in New York, N.Y.

The accompanying notes are an integral part of this financial statement

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Cheevers, Hand & Angeline, Inc. (the Company) is a regional securities broker/dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is engaged principally in the trading and brokerage of investment company shares (mutual funds), equity securities, bonds and other investment products.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

The Company has established a special reserve account for the exclusive benefit of customers under Rule 15c-3-3 of the Securities and Exchange Commission. The balance at December 31, 2003 was $0.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Securities

The inventory of securities in the Company's trading and investment accounts are recorded at market value, fair value or bid price, whichever is most clearly determinable, for both financial reporting and income tax purposes.

Note 1. Summary of Significant Accounting Policies (continued)

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using straight-line and accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for equipment and 7 to 10 years for leasehold improvements.

Intangible Assets

The Company has adopted SFAS 142, Goodwill and Other Intangible Assets, in reporting its acquired intangible assets. The Company's financial statements include only amortizable intangible assets. The useful life of these intangibles has been determined based on contractual obligations and management estimates.

Intangible assets are stated at cost less an allowance for cumulative amortization. Amortization is computed on the straight-line method. Estimated useful lives are as follows:

Restrictive covenants	3 years
Customer lists and other intangibles	15 years

Income Taxes

The Company has elected to be treated as a Subchapter "S" Corporation under the Internal Revenue Code and the New York State Corporation Tax Law. Under these elections, the income, generally, is taxed directly to the stockholders. New York State has a minimum tax on corporations, which resulted in a corporate level tax of $100 for the year ended December 31, 2003.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

Note 2. Accounts Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related loss and there has been no bad debt related expense from these transactions during the reporting period.

Note 3. Property and Equipment - Net

A schedule of property and equipment as of December 31, 2003 is as follows:

Equipment	$ 156,757
Leasehold improvements	128,679
Totals	285,436
Accumulated depreciation	(253,414)
Property and equipment - net	$ 32,022

Depreciation expense was $14,324 for the year ended December 31, 2003.

Note 4. Intangible Assets - Net

Intangible assets are comprised of the following at December 31, 2003:

Restrictive covenant	$ 22,500
Accumulated amortization	(22,500)
Net	0
Customer lists and other intangibles	92,500
Accumulated amortization	(27,242)
Net	65,258
Total intangible assets - net	$ 65,258

Amortization expense was $6,168 for the year ended December 31, 2003.

Note 4. Intangible Assets - Net (continued)

Estimated amortization expense is as follows:

2004	$ 6,168
2005	6,168
2006	6,168
2007	6,168
2008	6,168

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's "Net Capital Rule" which requires that the ratio of aggregate indebtedness to net capital, as both are defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2003 the percentage of aggregate indebtedness [$48,213] to net capital [$338,082], both as defined, was approximately 14% [.14 to 1] and net capital exceeded the minimum capital requirement of $50,000 by $288,082.

Note 6. Commitments and Contingencies

The Company leases office space at 101 Washington Avenue, Endicott, New York at an annual rental of $12,000 and leases a branch office in Owego, New York on an annual renewable basis at a monthly rental of $575. Rent expense was $18,825 for the year ended December 31, 2003.

Note 7. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker/dealer. As such, the Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures. The Company does not have any significant positions in its inventory in a volatile market.

Note 8. Retirement Plan

The Company sponsors a qualified salary deferred/SEP plan covering all eligible employees. The Company's contribution to the SEP plan was $15,000 for the year ended December 31, 2003.

Note 9. Related Party

The Company leases its main office in Endicott, New York from a trust administered by one of its minority stockholders. The lease is annually renewable and calls for annual rent of $12,000.

Note 10. Equipment Lease

The Company leases certain information/communications equipment for a period of three (3) years under a cancelable agreement at a monthly rental of $4,067. The agreement contains renewal options. Lease expense was $48,804 for the year ended December 31, 2003.

The minimum lease commitment, excluding options, at December 31, 2003, is as follows:

2004	$ 48,804
2005	40,670
Total	$ 89,474

The Company may terminate the agreement by providing sixty (60) days written notice and paying a $1,000 server removal fee.